UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ALTRIA GROUP, INC.
(Exact name of the registrant as specified in its charter)

Virginia	1-08940	13-3260245
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6601 West Broad Street, Richmond, Virginia	23230
(Address of principal executive offices)	(Zip Code)

(Name and telephone number, including area code,
of the person to contact in connection with this report.): W. Hildebrandt Surgner, Jr. (804) 274-2200

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p‑1 under the Securities Exchange Act (17 CFR 240.13p‑1) for the reporting period from January 1 to December 31, 2013.

Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
Altria Group, Inc. is a holding company that conducts business through its wholly-owned subsidiary operating companies and its wholly-owned subsidiary services companies that support its operating companies. References to “Altria” in this filing refer to Altria Group, Inc. and its subsidiary operating companies and services companies, unless otherwise specified or otherwise required.

The United States Securities and Exchange Commission requires registrants that manufacture or contract to manufacture products containing conflict minerals (defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten) necessary to the functionality or production of those products to file a Form SD. The e-vapor device sold by Nu Mark LLC (“Nu Mark”), an Altria operating company, is comprised of a battery assembly and a cartridge.  Saleable units during the 2013 calendar year (the “Reporting Period”) included the e-vapor device, a cartridge refill package and an accessory package containing a battery assembly and chargers (collectively, the “MarkTen products”).  The MarkTen products were sold under the MarkTen brand name, and were contract manufactured for Nu Mark within the Reporting Period.  This filing is being made because Altria has determined that the MarkTen products sold during the Reporting Period contained a small amount of tin and, in the case of the chargers, a small amount of gold necessary to their functionality or production.

Based on its reasonable country of origin inquiry (“RCOI”), Altria has no reason to believe that the tin and gold contained in the MarkTen products originated in the Democratic Republic of the Congo or an adjoining country.

Description of Altria’s RCOI

Prior to and during the Reporting Period, Altria’s relevant business functions worked together to create a process for (i) conducting its RCOI regarding the use of conflict minerals in products manufactured or contracted to be manufactured by Altria operating companies and (ii) preparing the required disclosures and, to the extent necessary, reports. Using information on the composition of Altria operating companies’ products prepared by the appropriate business functions, Altria determined that Nu Mark’s MarkTen products contain a small amount of tin and gold and that no other product sold by Altria operating companies during the Reporting Period contained any conflict minerals.

Altria provided to the direct supplier of the MarkTen products (i) a notice letter describing the requirements of the conflict minerals disclosure rules and Altria’s reporting obligations and (ii) an annual certification form regarding the source of the conflict minerals in the materials supplied by the direct supplier. Altria and the direct supplier collaborated to identify and trace the supply chain of each component of the MarkTen products that contains tin or gold necessary to its functionality or production. The direct supplier contacted each of its sub-suppliers throughout the supply chain regarding the source of such minerals in the components that they supply and requested an equivalent sourcing certification. The direct supplier followed this process to (i) identify the location of the smelter or (ii) confirm that the smelter was certified conflict-free by the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI). The direct supplier obtained certifications from each of the next level (and in some cases, lower level) sub-suppliers confirming that the tin and gold in the components supplied during the Reporting Period did not originate in the Democratic Republic of the Congo or an adjoining country.

Based on the results of its inquiries and the certifications from the sub-suppliers, the direct supplier certified to Altria that during the Reporting Period none of the tin or gold necessary to the functionality or production of the MarkTen products supplied by the direct supplier originated in the Democratic Republic of the Congo or an adjoining country. Altria has no reason to believe that the representations made by the direct supplier and the sub-suppliers in their respective certifications are untrue given the facts and circumstances surrounding those representations, and Altria has not identified any applicable warning signs or other circumstances indicating that the tin or gold may have originated in the Democratic Republic of the Congo or an adjoining country. Accordingly, Altria has no reason to believe that the tin or gold used in the MarkTen products during the Reporting Period originated in the Democratic Republic of the Congo or an adjoining country.

The information contained in this Form SD is available free of charge on Altria’s website at www.altria.com/secfilings. The information contained in, and that can be accessed through, the respective websites of Altria and its subsidiaries is not, and shall not be deemed to be, a part of this Form SD or incorporated into any other filings Altria makes with the Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALTRIA GROUP, INC.

By:	/s/ Ivan S. Feldman
Name:	Ivan S. Feldman
Title:	Vice President and Controller

May 30, 2014

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